Dreyfus Tax Exempt Cash Management
Statement of Investments
April 30, 2005 (Unaudited)

Tax Exempt Investments--101.2%	Principal Amount ($)		Value ($)
Alabama--5.1%			
DCH Health Care Authority, Health Care Facilities Revenue			
VRDN 3.01% (LOC; Regions Bank)	10,000,000	a	10,000,000
Jefferson County, Sewer Revenue, Refunding, VRDN:			
3% (Insured; XL Capital Assurance and			
Liquidity Facility; Regions Bank)	26,585,000	a	26,585,000
3.03% (Insured; XL Capital Assurance and			
Liquidity Facility; Societe Generale)	10,000,000	a	10,000,000
3.04% (Insured; XL Capital Assurance and			
Liquidity Facility; Bank of Nova Scotia)	43,700,000	a	43,700,000
3.04% (Insured; XL Capital Assurance and			
Liquidity Facility; JPMorgan Chase Bank)	25,000,000	a	25,000,000
University of Alabama, General Revenue, VRDN			
3% (Insured; MBIA and Liquidity Facility;			
South Trust Bank)	16,000,000	a	16,000,000
Alaska--.2%			
Alaska Housing Finance Corporation, Revenue			
(State Capital Project) 5.50%, 6/1/2005 (Insured; MBIA)	5,160,000		5,175,306
Arizona--2.1%			
Salt River Project, Water and Sewer Revenue, CP:			
2%, 5/10/2005 (Liquidity Facility: Bank of America, Bank One,			
JPMorgan Chase Bank, Marshall & Isley Bank, The Bank of			
New York and Wells Fargo Bank)	26,609,000		26,609,000
2.33%, 5/11/2005 (Liquidity Facility: Bank of America, Bank			
One, Citigroup Bank, Marshall & Isley Bank, JPMorgan Chase			
Bank and Wells Fargo Bank)	20,000,000		20,000,000
2.35%, 5/12/2005 (Liquidity Facility: Bank of America, Bank			
One, Citigroup Bank, Marshall & Isley Bank, JPMorgan Chase			
Bank and Wells Fargo Bank)	8,750,000		8,750,000
Colorado--2.3%			
Colorado Health Facilities Authority, Revenue, VRDN			
(Sisters Charity Health System) 3%	20,000,000	a	20,000,000
Denver Urban Renewal Authority, Tax Increment Revenue			
VRDN 3.08% (Liquidity Facility; Merrill Lynch)	12,495,000	a	12,495,000
Lower Colorado River Authority, Electric Revenue, CP			
(LCRA Trans) 2.07%, 6/8/2005 (LOC: JPMorgan			
Chase Bank, State Street Bank &Trust Co. and WestLB AG)	28,000,000		28,000,000
Connecticut--.2%			
Regional School District No. 010, GO Notes			
BAN 3%, 8/15/2005	5,000,000		5,012,890

Delaware--.5%

Delaware Economic Development Authority, MFHR, VRDN		
(School House Project) 3% (LOC; HSBC Bank USA)	13,500,000 a	13,500,000

District of Columbia--.7%

District of Columbia, VRDN:		
Enterprise Zone Revenue (United Planning Organization)		
3.09% (LOC; M&T Bank)	9,895,000 a	9,895,000
GO Notes, Merlots Program 3.08% (Insured; AMBAC		
and Liquidity Facility; Wachovia Bank)	7,330,000 a	7,330,000

Florida--4.8%

Capital Projects Finance Authority, Revenue, VRDN		
Capital Projects Loan Program		
3.02% (Insured; FSA and LOC; SunTrust Bank)	7,990,000 a	7,990,000
Charlotte County School District, Revenue		
TAN 3%, 6/30/2005	13,950,000	13,976,056
Jacksonville, Health Care Facilities Revenue		
CP (Mayo Foundation) 2.10%, 5/12/2005	10,000,000	10,000,000
Jacksonville Electric Authority, Electric Revenue, CP:		
2.05%, Series B 5/20/2005 (Liquidity Facility;		
Landesbank Hessen Thuringen Gironzentrale)	22,200,000	22,200,000
2.05%, Series F, 5/20/2005 (Liquidity Facility;		
Landesbank Hessen Thuringen Gironzentrale)	15,000,000	15,000,000
Kissimmee Utilities Authority, Electric Revenue		
CP 2.05%, 5/26/2005		
(Liquidity Facility; JPMorgan Chase Bank)	30,900,000	30,900,000
Orange County Health Facility Authority, Health Care Facilities		
Revenue, CP 2.25%, 5/26/2005 (LOC; SunTrust Bank)	13,000,000	13,000,000
City of Tampa, Educational Facilities Revenue, VRDN		
(Trinity School for Children Project)		
3.04% (LOC; Regions Bank)	5,255,000 a	5,255,000
Tampa Bay Water, Utility System Revenue, VRDN		
Merlots Program 3.08% (Insured; FGIC and		
Liquidity Facility; Wachovia Bank)	5,680,000 a	5,680,000

Georgia--2.3%

County of Fulton, Residential Care Facilities Revenue, VRDN:		
(Canterbury Court Project)		
3.03% (LOC; HSH Nordbank AG)	7,500,000 a	7,500,000
Refunding (Lenbrook Square Foundation)		
3.10% (LOC; Dresdner Bank AG)	5,500,000 a	5,500,000
State of Georgia, GO Notes:		
4%, 8/1/2005	4,815,000	4,841,432
6.25%, 8/1/2005	9,730,000	9,834,244
Municipal Electric Authority of Georgia, Electric Revenue		
CP 2.45%, 5/3/2005 (LOC; Wachovia Bank)	30,820,000	30,820,000

Hawaii--.2%

Honolulu City and County, GO Notes 2.28%, 12/1/2005 (Insured; FGIC and Liquidity Facility; FGIC)	4,700,000	4,700,000

Idaho--.2%

Idaho Housing and Finance Association, Nonprofit Facilities
  Revenue, VRDN (Albertson College of Idaho Project)
  3.02% (LOC; Key Bank)
	4,250,000 a	4,250,000

Illinois--9.5%

City of Chicago, GO Notes, VRDN
  3.01% (Insured; FGIC and Liquidity Facility; Landesbank
  Baden-Wuerttemberg)
	13,000,000 a	13,000,000

State of Illinois, GO Notes:		
6%, 9/1/2005	5,850,000	5,927,644
Certificates 3%, 6/3/2005	40,000,000	40,034,148
VRDN, Merlots Program:		
3.08% (Insured; FSA and Liquidity Facility; Wachovia Bank)	16,925,000 a	16,925,000
3.08% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	9,970,000 a	9,970,000
Illinois Health Facilities Authority, Health Care Facilities Revenue:		
CP:		
(Evanston Hospital Corp.):		
2%, 5/12/2005	20,000,000	20,000,000
2.05%, 5/19/2005	15,000,000	15,000,000
2.13%, Series 87A, 6/9/2005	10,000,000	10,000,000
2.13%, Series 87B, 6/9/2005	10,000,000	10,000,000
2.13%, Series 87C, 6/9/2005	10,000,000	10,000,000

VRDN
     (Rehabilitation Institute of Chicago Project)
     3% (LOC; Bank of America)
	45,100,000 a	45,100,000

Kane McHenry Cook & De Kalb Counties Unit School District TAW 2.75%, 6/30/2005	11,365,000	11,370,531
Regional Transportation Authority, GO Notes:		
CP 2.80%, 6/1/2005 (Liquidity Facility; DEPFA Bank PLC)	20,000,000	20,000,000
VRDN, Merlots Program:		
3.08%, Series A-24 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,150,000 a	10,150,000
3.08%, Series A-73 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,935,000 a	4,935,000

Indiana--1.9%

Indiana Health Facility Financing Authority
  Health Facility Revenue, VRDN
  (Clark Memorial Hospital Project) 3.10% (LOC; Bank One)
	8,960,000 a	8,960,000

Indianapolis Local Public Improvement Bond Bank, Revenue 3%, 7/6/2005	40,000,000	40,073,738

Iowa--2.4%

State of Iowa, GO Notes, TRAN 3%, 6/30/2005	18,000,000	18,034,393
Iowa School Corporations Warrant Certificates, GO Notes, TAN		

Iowa Schools Cash Anticipation Program 3%, 6/30/2005 (Insured; FSA)	15,000,000	15,024,277
Louisa County, PCR, Refunding, VRDN (Midwest Power System Inc. Project) 3%	27,900,000 a	27,900,000

Kansas--.7%

Kansas City, MFHR, Refunding, VRDN (Wood View Apartments Project) 3.03% (Insured; FHLB and Liquidity Facility; FHLB)	10,195,000 a	10,195,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue VRDN 3.34% (LOC; Huntington NB)	7,975,450 a	7,975,450

Kentucky--4.7%

Jefferson County, VRDN: Retirement Home Revenue (Nazareth Library Project) 3.01% (LOC; Fifth Third Bank)	12,865,000 a	12,865,000
Student Housing Industrial Building Revenue (University of Louisville Project) 3.01% (LOC; Wachovia Bank)	19,705,000 a	19,705,000
Kentucky Asset-Liability Commission, General Fund Revenue, TRAN 3%, 6/29/2005	30,000,000	30,050,181
Lexington-Fayette Urban County Government, Educational Building Revenue, Refunding, VRDN (Lexington Christian) 3.01% (LOC; Fifth Third Bank)	4,665,000 a	4,665,000
Madison County, Residential Mortgage Revenue, VRDN 3.25% (GIC; Bayerische Landesbank)	100,000 a	100,000
Morehead League of Cities Funding Trust, Lease Program Revenue, VRDN 3.01% (LOC; U.S. Bank NA)	10,000,000 a	10,000,000
Newport, GO Notes, BAN 2.30%, 12/1/2005	11,800,000	11,800,000
Warren County, Hospital Facility Revenue, VRDN (Bowling Green-Warren County) 3.02% (LOC; Branch Banking and Trust)	30,000,000 a	30,000,000

Louisiana--2.2%

Louisiana Local Government Environmental Facilities and Community Development Authority, Revenues, VRDN Merlots Program 3.08% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,150,000 a	8,150,000
Louisiana Public Facilities Authority: Health Care Facilities Revenue, CP: 2.35%, 5/18/2005 (Insured; AMBAC and Liquidity Facility; Credit Suisse)	20,000,000	20,000,000
2.40%, 5/18/2005 (Insured; AMBAC and Liquidity Facility; Credit Suisse)	9,600,000	9,600,000
VRDN, LR 3.04% (Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
Tobacco Settlement Financing Corporation, Revenue, VRDN 3.13% (Liquidity Facility; Merrill Lynch)	9,115,000 a	9,115,000

Maryland--1.8%

Frederick County, Industrial Revenue, Refunding VRDN (Manekin-Frederick Facility)		

3.11% (LOC; M&T Bank)	2,975,000 a	2,975,000
Maryland Economic Development Corporation, Revenue		
VRDN (Legal Aid Bureau Inc. Facility)		
3.11% (LOC; M&T Bank)	2,590,000 a	2,590,000
Maryland Health and Higher Educational Facilities Authority		
Revenue, VRDN (Suburban Hospital)		
3.03% (Liquidity Facility; M&T Bank)	35,230,000 a	35,230,000
Montgomery County, EDR, VRDN		
3.05% (LOC; M&T Bank)	6,000,000 a	6,000,000

Massachusetts--4.7%

Blackstone Valley Vocational Regional School District		
GO Notes, BAN 3%, 7/15/2005	10,868,000	10,885,661
Clinton, GO Notes, BAN 2.50%, 5/4/2005	8,000,000	8,000,313
Leominster, GO Notes, BAN 2.75%, 5/12/2005	14,000,000	14,003,871
Massachusetts Development Finance Agency, VRDN:		
College and University Revenue (Suffolk University)		
3.10% (Insured; Radian Bank and Liquidity Facility:		
Bank of America and State Street Bank and Trust Co.)	32,000,000 a	32,000,000
Revenue:		
(Lesley University) 3.07% (LOC; Bank of America)	7,800,000 a	7,800,000
(Northfield Mount Harmon) 3.10% (Insured; Radian		
Bank and Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
Massachusetts Health & Educational Facilities Authority, Revenue		
VRDN (Cape Cod Healthcare Inc.) 3.06% (Insured;		
Assured Guaranty and Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
New Bedford, GO Notes, BAN 2.50%, 5/2/2005	5,420,000	5,420,061
Newton, GO Notes, BAN 2%, 8/15/2005	6,180,000	6,183,510
Norwell, GO Notes, BAN 3.25%, 8/17/2005	6,500,000	6,521,099

Michigan--5.0%

City of Detroit, Sewage Disposal Revenue, VRDN		
Merlots Program:		
3.08% (Insured; FGIC and		
Liquidity Facility; Wachovia Bank)	22,075,000 a	22,075,000
3.08% (Insured; MBIA and		
Liquidity Facility; Wachovia Bank)	10,255,000 a	10,255,000
Detroit Downtown Development Authority, LR		
Refunding, VRDN (Millender Center Project)		
3% (LOC; HSBC Bank USA)	17,200,000 a	17,200,000
Detroit Water Supply System, Water Revenue, VRDN		
Merlots Program 3.08% (Insured; MBIA and		
Liquidity Facility; Wachovia Bank)	10,485,000 a	10,485,000
State of Michigan, GO Notes 3.50%, 9/30/2005	20,000,000	20,122,867
Michigan Hospital Finance Authority, Revenue, VRDN		
Healthcare Equipment Loan Program:		
3.03% (LOC; ABN-AMRO)	8,200,000 a	8,200,000
3.03% (LOC; Fifth Third Bank)	38,400,000 a	38,400,000

Minnesota--.7%

Rochester Healthcare, Health Care Revenue, CP (Mayo)		
2.07%, 6/9/2005 (Liquidity Facility; U.S. Bank NA)	17,400,000	17,400,000

Mississippi--1.2%

Medical Center Educational Building Corporation, Revenue VRDN (Pediatric and Research Facilities Project) 3% (Insured; AMBAC and Liquidity Facility; Bank One)	16,000,000	a	16,000,000
Mississippi Development Bank, Special Obligation Revenue, VRDN, Merlots Program 3.08% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,500,000	a	7,500,000
Mississippi Hospital Equipment and Facilities Authority Revenue, VRDN (Mississippi Methodist Hospital) 3.10% (LOC; First Tennessee Bank)	6,200,000	a	6,200,000

Nebraska--1.2%

Nebhelp Inc., Revenue, VRDN 3% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank)	31,780,000	a	31,780,000

Nevada--1.0%

Clark County School District, GO Notes, VRDN, Melots Program 3.08% (Insured; FSA and Liquidity Facility; Wachovia Bank)	9,955,000	a	9,955,000
Las Vegas Valley, GO Notes, CP 2%, 5/24/2005 (LOC: BNP Paribas and Lloyds TSB Bank)	15,000,000		15,000,000

New Hampshire--1.0%

State of New Hampshire, GO Notes, RAN 2.20%, 6/1/2005	25,000,000		25,002,077

New Mexico--.8%

State of New Mexico, GO Notes, TRAN 3%, 6/30/2005	20,000,000		20,035,217

New York--3.1%

Metropolitan Transportation Authority Transportation Revenue, CP:			
2.30%, 5/16/2005 (LOC; ABN-AMRO)	10,000,000		10,000,000
1.92%, 6/10/2005 (LOC; ABN-AMRO)	7,000,000		7,000,000
Nassau County Tobacco Settlement Corporation, Revenue VRDN 3.08% (Liquidity Facility; Merrill Lynch)	7,590,000	a	7,590,000
City of New York, GO Notes:			
3%, 8/1/2005	8,170,000		8,187,920
4%, 8/1/2005	5,000,000		5,024,519
CP 2.02%, 7/19/2005 (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000		10,000,000
New York Counties Tobacco Trust I, Revenue, VRDN 3.08% (Liquidity Facility; Merrill Lynch)	21,525,000	a	21,525,000
Tobacco Settlement Financing Corporation, Revenue, VRDN 3.06% (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch)	10,000,000	a	10,000,000

Ohio--2.5%

Akron Bath Copley Joint Township Hospital District			
Health Care Facilities Revenue, VRDN			
(Sumner Project) 3.02% (LOC; KBC Bank)	7,100,000	a	7,100,000
Cincinnati City School District, GO Notes, BAN			
(School Energy Conservation) 2.50%, 9/9/2005	5,300,000		5,307,262
Franklin County, Health Care Facilities Revenue, VRDN			
(Creekside at the Village Project) 3.02% (LOC; Key Bank)	7,250,000	a	7,250,000
Hamilton County, Hospital Facilities Revenue, VRDN			
(Children's Hospital Medical Center):			
2.99% (LOC; PNC Bank)	9,300,000	a	9,300,000
2.99% (LOC; U.S. Bank NA)	21,550,000	a	21,550,000
Ohio State Higher Educational Facility, College and			
University Revenue, VRDN (Ashland University Project)			
3.05% (LOC; Key Bank)	5,000,000	a	5,000,000
Ohio State University, Educational Revenue			
CP 2.02%, 5/13/2005	9,000,000		9,000,000

Oklahoma--.4%

Tulsa County Industrial Authority, Capital Improvements			
Revenue 2.05%, 5/15/2005			
(Liquidity Facility; Bank of America)	10,000,000		10,000,000

Oregon--.6%

City of Portland, Sewer System Revenue			
3%, 10/1/2005 (Insured; FSA)	5,010,000		5,030,818
Salem Hospital Facility Authority, Revenue, Refunding, VRDN			
(Capital Manor Inc. Project) 3.04% (LOC; Bank of America)	9,550,000	a	9,550,000

Pennsylvania--19.7%

Bethlehem Area School District, GO Notes, VRDN			
3.02% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	20,000,000	a	20,000,000
Cumberland County, GO Notes, VRDN 3.05% (Insured;			
AMBAC and Liquidity Facility; Wachovia Bank)	3,170,000	a	3,170,000
Dallastown Area School District, GO Notes, VRDN			
3.05% (Insured; FGIC and Liquidity Facility; BNP Paribas)	4,600,000	a	4,600,000
Dauphin County General Authority, Revenue, VRDN:			
3.11%, Sub-Series H (Insured; FSA and Liquidity Facility:			
Bank of Nova Scotia and KBC Bank)	49,700,000	a	49,700,000
3.11%, Sub-Series I (Insured; FSA and Liquidity Facility:			
Bank of Nova Scotia and KBC Bank)	14,640,000	a	14,640,000
School District Pooled Financing Program II			
3.11% (Insured; AMBAC and Liquidity Facility;			
Bank of Nova Scotia)	54,620,000	a	54,620,000
Emmaus General Authority, Revenue, VRDN:			
3.02%, Series D (GIC; Goldman Sachs and Co.)	3,800,000	a	3,800,000
3.02%, Series E (GIC; Goldman Sachs and Co.)	4,900,000	a	4,900,000
3.02%, Series G (GIC; Goldman Sachs and Co.)	10,000,000	a	10,000,000
3.02%, Series H (GIC; Goldman Sachs and Co.)	10,500,000	a	10,500,000
3.02%, Sub-Series A-10 (LOC; DEPFA Bank)	13,075,000	a	13,075,000
3.02%, Sub-Series B-23 (LOC; DEPFA Bank)	33,400,000	a	33,400,000

3.02%, Sub-Series E-21 (LOC; DEPFA Bank)	13,500,000 a	13,500,000
3.02%, Sub-Series F-20 (LOC; DEPFA Bank)	11,200,000 a	11,200,000
3.02%, Sub-Series G-18 (LOC; DEPFA Bank)	23,000,000 a	23,000,000
3.02%, Sub-Series H-19 (LOC; DEPFA Bank)	20,000,000 a	20,000,000
Local Government 3.02% (LOC; DEPFA Bank)	12,000,000 a	12,000,000
Fayette County Hospital Authority, Refunding (Mount Macrina Manor) VRDN 3.01% (LOC; National City Bank)	4,140,000 a	4,140,000
Lancaster County, GO Notes, VRDN 3.02% (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	20,775,000 a	20,775,000
Lancaster County Hospital Authority, Revenue, VRDN (Luthercare Project) 3.07% (LOC; M&T Bank)	13,705,000 a	13,705,000
Lebanon County Health Facilities Authority, VRDN: Health Center Revenue (United Church of Christ Homes) 3% (LOC; M&T Bank)	8,330,000 a	8,330,000
Revenue (Cornwall Manor Project) 3.10% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,780,000 a	5,780,000
County of Montgomery, PCR, CP (Exelon Project) 2%, 7/6/2005 (LOC; Wachovia Bank)	11,340,000	11,340,000
Montgomery County Higher Education and Health Authority Private Schools Revenue, VRDN (William Penn Charter) 3.04% (LOC; PNC Bank)	10,855,000 a	10,855,000
Montgomery County Industrial Development Authority Revenue, VRDN (Northwestern Human Services) 3.04% (LOC; Commerce Bank)	13,930,000 a	13,930,000
New Garden General Authority, Municipal Revenue VRDN, Municipal Pooled Financing Program I 3% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and Dexia Credit Locale)	30,750,000 a	30,750,000
State of Pennsylvania, GO Notes, VRDN Merlots Program 3.08% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,845,000 a	5,845,000
Philadelphia Authority for Industrial Development, Revenue VRDN (Gift of Life Donor Program Project) 3.02% (LOC; Commerce Bank)	15,250,000 a	15,250,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, Refunding, VRDN (Philadelphia Protestant Home) 3.02% (LOC; Bank of America)	9,310,000 a	9,310,000
Schuylkill County, GO Notes, VRDN 3.05% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,085,000 a	7,085,000
Temple University of the Commonwealth System of Higher Education, College and University Revenue 2.25%, 5/2/2005	5,500,000	5,500,044
West Cornwall Township Municipal Authority, VRDN: GO Notes, Refunding (Bethlehem School District Project) 3.02% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	28,800,000 a	28,800,000
Revenue, Pennsylvania General Government Loan Program 3.02% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	11,342,000 a	11,342,000

Rhode Island--.7%

East Providence, GO Notes, TAN 3%, 7/7/2005	17,000,000	17,030,316

South Carolina--.9%

Greer, Combined Utilities System Revenue, VRDN
   Merlots Program 3.08% (Insured; AMBAC and
   Liquidity Facility; Wachovia Bank)
	8,315,000 a	8,315,000

South Carolina Jobs Economic Development Authority, Health
   Facilities Revenue, Refunding, VRDN
   (Episcopal Church Home) 3.09% (Insured; Radian Bank and
   Liquidity Facility; Wachovia Bank)
	14,015,000 a	14,015,000

Tennessee--1.8%

Blount County Public Building Authority, Revenue
   VRDN, Local Government Public Improvement:
     3.02%, Series A-6B (Insured; AMBAC and
       Liquidity Facility; Regions Bank)
	5,015,000 a	5,015,000

3.02%, Series A-6C (Insured; AMBAC and Liquidity Facility; Regions Bank)	6,500,000 a	6,500,000
3.02%, Series A-7A (Insured; AMBAC and Liquidity Facility; Regions Bank)	5,000,000 a	5,000,000

Sevier County Public Building Authority, VRDN, Local
   Government Public Improvement, VRDN:
     Revenue:
       3.02% (Insured; AMBAC and Liquidity Facility;
         KBC Bank)
	8,465,000 a	8,465,000

3.02% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	8,355,000 a	8,355,000
Water Revenue 3.02% (Insured; AMBAC and Liquidity Facility; KBC Bank)	12,500,000 a	12,500,000

Texas--6.8%

Aldine Independent School District, GO Notes
   1.73%, 6/15/2005 (Insured; Permanent School Fund
   Guaranteed and Liquidity Facility; Dexia Credit Locale)
	15,000,000	15,000,000

Dallas Area Rapid Transit, Transportation Revenue:
   CP 2.63%, 5/3/2005 (Liquidity Facility: Bayerische
     Landesbank Landesbank Baden-Wuerttemberg,
     State Street Bank & Trust Co. and WestLB AG)
	24,000,000	24,000,000

VRDN, Merlots Program 3.08% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	24,080,000 a	24,080,000
Denton Independent School District, GO Notes, VRDN 3.07% (Liquidity Facility; Bank of America)	5,000,000 a	5,000,000
Garland Independent School District, GO Notes 2.05%, 6/15/2005 (Insured; Permanent School Fund Guaranteed)	7,125,000	7,125,000
Harris County Health Facilities Development Corporation, Revenue Refunding, CP (The Methodist System) 2.07%, 5/9/2005	30,000,000	30,000,000
Houston, CP 2.03%, 5/18/2005 (Liquidity Facility: Bank of Nova Scotia, Landesbank Hessen-Thuringen Girozentrale and Toronto-Dominion Bank)	15,000,000	15,000,000
City of San Antonio, Water Revenue, VRDN Merlots Program 3.08% (Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
State of Texas, Revenue, TRAN 3%, 8/31/2005	34,815,000	34,968,883
University of Texas System Board, Educational Revenue		

CP 2%, 5/24/2005	10,000,000	10,000,000

Utah--.6%

Intermountain Power Agency, Power Supply Revenue 2.02%, 6/1/2005 (Insured; AMBAC)	16,135,000	16,135,000

Vermont--.3%

Vermont Educational and Health Buildings Financing Agency VRDN:			
College and University Revenue, Capital Asset Financing Program 3.10% (LOC; M&T Bank)	935,000	a	935,000
Revenue (Rutland Regional Medical Project) 3.06% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,655,000	a	5,655,000

Virginia--1.0%

Alexandria Industrial Development Authority, Revenue, VRDN (Institute for Defense Analyses) 3.10% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	15,545,000	a	15,545,000
Norfolk Redevelopment & Housing Authority, Revenue, VRDN (Retirement Community) 3.02% (LOC; HSH Nordbank AG)	10,000,000	a	10,000,000

Washington--2.4%

State of Washington, GO Notes, VRDN, Merlots Program:			
3.08% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	20,005,000	a	20,005,000
3.08% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,955,000	a	5,955,000
Washington Health Care Facilities Authority, Revenues, VRDN:			
(Provail) 3.02% (LOC; Key Bank)	6,845,000	a	6,845,000
(Seattle Cancer Care) 3.02% (LOC; Key Bank)	20,655,000	a	20,655,000
Washington Higher Education Facilities Authority Revenue, VRDN (St. Martins College Project) 3.05% (LOC; U.S. Bank NA)	7,115,000	a	7,115,000

Wisconsin--3.0%

Badger Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 3.09% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch)	6,485,000	a	6,485,000
DC Everest Area School District, GO Notes, BAN 3%, 1/16/2006	15,455,000		15,483,833
Kimberly Area School District, GO Notes, BAN 2.50%, 8/1/2005	21,580,000		21,585,453
Village of McFarland, TAN 2.50%, 6/1/2005	4,015,000		4,016,004
Sheboygan Area School District, Revenue, BAN 2.625%, 8/15/2005	20,000,000		20,005,338
Wisconsin Rural Water Construction Loan Program Commission Revenue, BAN 3%, 10/1/2005	10,000,000		10,052,085

Total Investments (cost $2,589,443,441)	**101.2%**	**2,589,443,441**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(30,512,174)**
Net Assets	**100.0%**	**2,558,931,267**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
BAN	Bond Anticipation Notes	**MBIA**	Municipal Bond Investors Assurance
CP	Commercial Paper		Insurance Corporation
EDR	Economic Development Revenue	**MFHR**	Multi - Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**RAN**	Revenue Anticipation Notes
FHLB	Federal Home Loan Bank	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract	**TAW**	Tax Anticipation Warrants
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	87.0
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	9.1
Not Rated c		Not Rated c		Not Rated c	3.9
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate - subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
   to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.